EXHIBIT 99.1

UROPLASTY REPORTS FISCAL FOURTH QUARTER AND FULL YEAR 2012
FINANCIAL RESULTS

~Sales of Urgent® PC in the U.S. increased 79% to $2.3 million in the fourth quarter~

~Positive Reimbursement Developments for Urgent PC in the U.S.~
~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, May 24, 2012 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the fiscal fourth quarter and year ended March 31, 2012.

Global sales increased 39% to $5.6 million for the fourth quarter of fiscal 2012, compared with $4.0 million in the fiscal fourth quarter a year ago.  Sales in the U.S. grew 63%, driven by a 79% increase in sales of the Urgent® PC Neuromodulation System.  U.S. sales of Macroplastique grew 53% from the prior year.  Outside the U.S., sales rose by 4%.

Fiscal fourth quarter U.S. Urgent PC sales, number of active customers and number of lead set boxes increased sequentially over fiscal third quarter.  Sales of $2.3 million increased 19% over the fiscal third quarter sales.  There were 538 active Urgent PC customers in the fiscal fourth quarter compared with 500 in the fiscal third quarter.  The Company sold 3,023 lead set boxes in the fiscal fourth quarter compared with 2,531 in the fiscal third quarter and utilization in the fiscal fourth quarter increased to 5.6 lead set boxes per active customer compared with 5.1 in the third quarter.

“We demonstrated solid sequential quarterly improvement in the performance metrics of our U.S. Urgent PC business,” said David Kaysen, President and CEO of Uroplasty.  “Our success is the result of good execution of the initiatives we put in place in January 2012 to accelerate our growth through increased penetration of existing physician accounts and increase in active customers.  New processes and tools are beginning to help our customers to ramp up and incorporate Urgent PC as a key component in their practices much more quickly.  The fiscal fourth quarter results also benefitted from a streamlined Medicare reimbursement policy in Florida that became effective February 1st.  We were also pleased with the growth in the number of active customers during the quarter and we anticipate continued momentum in fiscal 2013.”

“In addition, we had a positive development on reimbursement recently,” Mr. Kaysen continued.  “Novitas Solutions (formerly Highmark Medicare Services) published its decision to provide coverage for percutaneous tibial nerve stimulation (PTNS) treatments retroactive to April 9, 2012, and physicians in its network have been able to file claims for treatments using Urgent PC.  Novitas Solutions is the Medicare Administrative Contractor for Delaware, Maryland, New Jersey, Pennsylvania and the District of Columbia and provides benefits to approximately 4.6 million Medicare beneficiaries.  PTNS treatments are now covered by 11 of the 13 regional Medicare carriers.

Fourth Quarter Fiscal 2012 Results

Urgent PC sales in the U.S. were $2.3 million in the quarter ended March 31, 2012, compared with $1.3 million in the same quarter last year, an increase of 79%.  Macroplastique sales in the U.S. totaled $1.6 million in the recent fourth quarter compared to $1.0 million in the same quarter last year.  Growth of Macroplastique sales was due to market share gains achieved when a competitor exited the market.

Net sales to customers outside of the U.S. for the fiscal fourth quarter were $1.6 million, an increase of 4% from the prior fiscal year’s fourth quarter.  Excluding the impact of fluctuations in foreign currency exchange rates, sales outside the U.S. grew 8%.

The Company reported an operating loss of $589,000 in the fiscal fourth quarter, compared with a $1.3 million operating loss in the same quarter last year.  Excluding non-cash charges for share-based compensation and depreciation and amortization expense, the non-GAAP operating loss was $122,000 in the fourth quarter of fiscal 2012, compared with a $928,000 loss in the fourth quarter a year ago.  The decrease was primarily attributable to the increase in sales, which more than offset the increase in selling and marketing expense.

Full Year Fiscal 2012 Results

For the full year ended March 31, 2012, global sales grew 49% to $20.6 million, compared with $13.8 million in fiscal 2011.  The increase reflected a 75% increase in U.S. sales to $13.9 million and a 14% increase in sales outside the U.S. to $6.7 million.  In the U.S., Urgent PC sales grew 84% to $7.8 million compared with $4.3 million in fiscal 2011.  Macroplastique sales were up 69% to $5.9 million.  Adjusted for the fluctuations in foreign currency exchange rates, total sales grew 47% and sales outside the U.S. increased 10%.

Cash, cash equivalents and cash investments totaled $16.3 million at March 31, 2012, compared with $16.7 million at the end of December.  The Company used $3.1 million of cash for operating activities in fiscal 2012.

“We made good progress in fiscal 2012.  In the U.S., with the exit of a competitor from the bulking market, we gained a significant market share with Macroplastique.  We have established Urgent PC, recognized for its efficacy and safety, as a viable treatment for the symptoms of OAB.  We have strengthened our sales and marketing approach with existing customers, providing them with additional support to help them build their PTNS practices and we continue to bring in new physician accounts based on solid clinical evidence of Urgent PC’s benefits to patients,” concluded Mr. Kaysen.

Conference Call

Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the fiscal fourth quarter and full year ended March 31, 2012. David Kaysen, President and Chief Executive Officer, and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-0844. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4531976#.

About Uroplasty, Inc.

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in
The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions.  Our focus is the continued commercialization of our Urgent PC Neuromodulation System, the only FDA-cleared system that delivers posterior tibial nerve stimulation for the office-based treatment of overactive bladder and the associated symptoms of urgency, frequency and urge incontinence.

We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information

This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our products by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

For Further Information:
Uroplasty, Inc.	EVC Group
David Kaysen, President and CEO, or	Doug Sherk/Jenifer Kirtland (Investors)
Medi Jiwani, Vice President, CFO, and	415.568.4887
Treasurer	Chris Gale (Media)
952.426.6140	646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Year Ended
	March 31,		March 31,
	(unaudited)
	2012	2011	2012	2011

Net sales	$5,596,782	$4,014,643	$20,561,714	$13,787,032
Cost of goods sold	791,527	676,700	3,036,967	2,386,431

Gross profit	4,805,255	3,337,943	17,524,747	11,400,601

Operating expenses
General and administrative	843,684	833,892	3,732,623	3,442,952
Research and development	406,296	423,101	1,905,366	1,719,532
Selling and marketing	3,929,248	3,214,660	15,296,217	10,092,062
Amortization	215,460	211,094	856,995	843,602
	5,394,688	4,682,747	21,791,201	16,098,148

Operating loss	(589,433)	(1,344,804)	(4,266,454)	(4,697,547)

Other income (expense)
Interest income	14,254	19,664	60,072	72,426
Interest expense	-	(530)	(57)	(5,067)
Foreign currency exchange gain (loss)	18,084	(2,145)	3,780	10,722
	32,338	16,989	63,795	78,081

Loss before income taxes	(557,095)	(1,327,815)	(4,202,659)	(4,619,466)

Income tax expense	15,944	577	47,712	28,837

Net loss	$(573,039)	$(1,328,392)	$(4,250,371)	$(4,648,303)

Basic and diluted loss per common share	$(0.03)	$(0.06)	$(0.21)	$(0.25)

Weighted average common shares outstanding:
Basic and diluted	20,722,910	20,584,668	20,689,819	18,874,009

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
March 31,

	2012	2011

Assets
Current assets:
Cash and cash equivalents & short-term investments	$11,854,127	$14,084,150
Accounts receivable, net	2,704,434	2,085,262
Inventories	698,742	677,960
Other	363,639	348,100
Total current assets	15,620,942	17,195,472

Property, plant, and equipment, net	1,171,979	1,210,542
Intangible assets, net	945,880	1,725,136
Long-term investments	4,429,140	5,508,701
Deferred tax assets	122,872	87,031
Total assets	$22,290,813	$25,726,882
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$593,585	$658,107
Current portion – deferred rent	35,000	35,000
Income tax payable	17,892	6,901
Accrued liabilities:
Compensation	1,576,147	1,597,657
Other	316,995	247,451

Total current liabilities	2,539,619	2,545,116

Deferred rent – less current portion	42,043	77,272
Accrued pension liability	474,396	475,845

Total liabilities	3,056,058	3,098,233

Total shareholders’ equity	19,234,755	22,628,649

Total liabilities and shareholders’ equity	$22,290,813	$25,726,882

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended March 31,

	2012	2011
Cash flows from operating activities:
Net loss	$(4,250,371)	$(4,648,303)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,118,243	1,119,227
Loss on disposal of equipment	8,447	5,358
Amortization of premium on marketable securities	35,277	18,910
Share-based consulting expense	5,448	11,261
Share-based compensation expense	679,471	422,893
Deferred income taxes	(40,116)	26,192
Deferred rent	(35,228)	(35,228)
Changes in operating assets and liabilities:
Accounts receivable, net	(653,110)	(752,970)
Inventories	(29,719)	(328,754)
Other current assets	(17,510)	(85,529)
Accounts payable	(59,025)	170,326
Accrued liabilities	63,981	711,832
Accrued pension liability, net	45,843	(11,680)
Net cash used in operating activities	(3,128,369)	(3,376,465)

Cash flows from investing activities:
Proceeds from maturity of available-for-sale marketable securities	10,018,252	2,261,568
Proceeds from maturity of held-to-maturity marketable securities	3,740,000	5,000,000
Purchases of available-for-sale marketable securities	(3,046,270)	(12,318,915)
Purchases of held-to-maturity marketable securities	(8,840,000)	(5,000,000)
Purchases of property, plant and equipment	(267,944)	(229,131)
Payments for intangible assets	(77,738)	(35,643)
Net cash provided by (used in) investing activities	1,526,300	(10,322,121)

Cash flows from financing activities:
Net proceeds from public offering of common stock	-	14,917,059
Net proceeds from exercise of warrants and options	208,825	2,542,207
Net cash provided by financing activities	208,825	17,459,266

Effect of exchange rates on cash and cash equivalents	(17,103)	(8,376)

Net increase (decrease) in cash and cash equivalents	(1,410,347)	3,752,304

Cash and cash equivalents at beginning of year	6,063,573	2,311,269

Cash and cash equivalents at end of year	$4,653,226	$6,063,573

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$57	$17
Cash paid during the year for income tax	39,005	17,549

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss for the three months ended March 31, 2012 and 2011 was approximately $122,000 and $928,000, respectively.  Our non-GAAP operating loss for fiscal 2012 and 2011 was approximately $2.5 million and $3.1 million, respectively.  The fiscal 2012 decrease in non-GAAP operating loss is attributed primarily to an increase in net sales which more than offset the increase in non-GAAP spending.

		Expense Adjustments
	GAAP	Share-based Compensation	Depreciation	Amortization	Non-GAAP
Three Months Ended March 31, 2012
Gross Profit	$4,805,000	$6,000	$9,000		$4,820,000
% of sales	85.9%				86.1%
Operating Expenses
General & administrative	844,000	(116,000)	(44,000)		684,000
Research and development	406,000	(9,000)	(1,000)		396,000
Selling and marketing	3,929,000	(51,000)	(16,000)		3,862,000
Amortization	215,000			(215,000)	-
	5,394,000	(176,000)	(61,000)	(215,000)	4,942,000
Operating Loss	$(589,000)	$182,000	$70,000	$215,000	$(122,000)

Three Months Ended March 31, 2011
Gross Profit	$3,338,000	$4,000	$9,000		$3,351,000
% of sales	83.1%				83.5%
Operating Expenses
General & administrative	834,000	(101,000)	(37,000)		696,000
Research and development	423,000	(7,000)	(3,000)		413,000
Selling and marketing	3,215,000	(33,000)	(12,000)		3,170,000
Amortization	211,000			(211,000)	-
	4,683,000	(141,000)	(52,000)	(211,000)	4,279,000
Operating Loss	$(1,345,000)	$145,000	$61,000	$211,000	$(928,000)

		Expense Adjustments
	GAAP	Share-based Compensation	Depreciation	Amortization	Non-GAAP
Year Ended March 31, 2012
Gross Profit	$17,525,000	$22,000	$34,000		$17,581,000
% of sales	85.2%				85.5%
Operating Expenses
General & administrative	3,733,000	(412,000)	(163,000)		3,158,000
Research and development	1,905,000	(39,000)	(9,000)		1,857,000
Selling and marketing	15,296,000	(212,000)	(55,000)		15,029,000
Amortization	857,000			$(857,000)	-
	21,791,000	(663,000)	(227,000)	(857,000)	20,044,000
Operating Loss	$(4,266,000)	$685,000	$261,000	$857,000	$(2,463,000)

Year Ended March 31, 2011
Gross Profit	$11,401,000	$17,000	$52,000		$11,470,000
% of sales	82.7%				83.2%
Operating Expenses
General & administrative	3,443,000	(269,000)	(150,000)		3,024,000
Research and development	1,720,000	(27,000)	(10,000)		1,683,000
Selling and marketing	10,092,000	(121,000)	(63,000)		9,908,000
Amortization	844,000			$(844,000)	-
	16,099,000	(417,000)	(223,000)	(844,000)	14,615,000
Operating Loss	$(4,698,000)	$434,000	$275,000	$844,000	$(3,145,000)